                           OFFER TO PURCHASE FOR CASH

                     ALL OUTSTANDING SHARES OF COMMON STOCK

                                       OF

                           HUDSON GENERAL CORPORATION
                                      FOR

                          $76.00 NET PER SHARE IN CASH
                                       BY

                          GLGR ACQUISITION CORPORATION
                      AN INDIRECT WHOLLY-OWNED SUBSIDIARY

                                       OF

                                GLOBEGROUND GMBH
                      AN INDIRECT WHOLLY-OWNED SUBSIDIARY

                                       OF

                             DEUTSCHE LUFTHANSA AG

  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
         TIME, ON FRIDAY, MARCH 19, 1999, UNLESS THE OFFER IS EXTENDED.

    THIS OFFER IS BEING MADE IN ACCORDANCE WITH AN AGREEMENT AND PLAN OF MERGER (THE "MERGER AGREEMENT"), DATED AS OF FEBRUARY 15, 1999, BETWEEN HUDSON GENERAL CORPORATION (THE "COMPANY") AND GLGR ACQUISITION CORPORATION (THE "PURCHASER"). THE BOARD OF DIRECTORS OF THE COMPANY, BASED UPON THE UNANIMOUS RECOMMENDATION OF A SPECIAL COMMITTEE OF THAT BOARD CREATED TO CONSIDER ACQUISITION PROPOSALS,
(1) HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER AND A MERGER OF THE COMPANY AND THE PURCHASER (THE "MERGER") IN WHICH, IF THE MERGER TAKES PLACE, THE STOCKHOLDER OF THE PURCHASER WILL BECOME THE SOLE STOCKHOLDER OF THE MERGED COMPANY AND THE STOCKHOLDERS OF THE COMPANY (OTHER THAN THE PURCHASER) WILL RECEIVE THE SAME AMOUNT OF CASH PER SHARE AS IS PAID FOR SHARES PURCHASED THROUGH THE OFFER, (2) HAS DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND THE COMPANY'S STOCKHOLDERS AND (3) RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN RESPONSE TO THE OFFER. GLOBEGROUND GMBH, A GERMAN COMPANY AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEUTSCHE LUFTHANSA AG, A GERMAN COMPANY (THE "PARENT"), OWNS THROUGH LAGS (USA) INC., ITS WHOLLY-OWNED DELAWARE SUBSIDIARY, ALL OF THE STOCK OF THE PURCHASER, HAS GUARANTEED THE PURCHASER'S OBLIGATIONS UNDER THE MERGER AGREEMENT AND HAS AGREED TO PROVIDE ALL FUNDS NECESSARY TO PAY FOR THE SHARES IN THE OFFER AND THE MERGER.

    THIS OFFER IS NOT CONDITIONED ON THE ABILITY OF THE PURCHASER TO OBTAIN FINANCING. HOWEVER, IT IS CONDITIONED UPON (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN A NUMBER OF SHARES CONSTITUTING AT LEAST A MAJORITY OF THE OUTSTANDING SHARES OF THE COMPANY ON A FULLY DILUTED BASIS AND (2) APPROVAL OF THE MERGER AGREEMENT, THE OFFER AND THE MERGER BY THE SUPERVISORY BOARD OF THE PARENT BY MARCH 15, 1999. THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER TERMS AND CONDITIONS. SEE INTRODUCTION AND SECTION 14.
                            ------------------------

                                   IMPORTANT
                            ------------------------

    Any stockholder who wishes to tender Shares should complete and sign a Letter of Transmittal (or a facsimile of one) in accordance with the instructions set forth in the Letter of Transmittal and (A) mail or deliver it, together with the certificate(s) representing the tendered Shares and any other required documents, to the Depositary named on the back cover of this Offer to Purchase or (B) tender the Shares using the procedures for book-entry transfer described in Section 3. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact the broker, dealer, commercial bank, trust company or other nominee if the stockholder wishes to tender Shares.

    A stockholder who wishes to tender Shares but whose certificates are not immediately available, or who cannot comply with the procedures for book-entry transfer described in this Offer to Purchase on a timely basis, may tender the Shares by following the procedures for guaranteed delivery described in Section 3.

    Questions and requests for assistance, or for additional copies of this Offer to Purchase, the Letter of Transmittal, or other tender offer materials, may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase. Holders of Shares may also contact brokers, dealers or banks for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials.
                            ------------------------

February 19, 1999

                               TABLE OF CONTENTS

INTRODUCTION................................................     1
THE TENDER OFFER............................................     3
 1.  Terms of the Offer.....................................     3
 2.  Acceptance for Payment and Payment for Shares..........     4
 3.  Procedures for Tendering Shares........................     5
 4.  Withdrawal Rights......................................     8
 5.  Certain United States Federal Income Tax
  Consequences..............................................     8
 6.  Price Range of Shares; Dividends.......................     9
 7.  Certain Effects of the Transaction.....................    10
 8.  Certain Information Concerning the Company.............    11
 9.  Certain Information Concerning the Purchaser, LAGS,
  GlobeGround and the Parent................................    12
10.  Source and Amount of Funds.............................    14
11.  Background of the Offer; Contacts with the Company.....    14
12.  Purpose of the Offer and the Proposed Merger; Plans for
     the Company; The Merger Agreement......................    17
13.  Dividends and Distributions............................    21
14.  Conditions of the Offer................................    21
15.  Certain Legal Matters; Regulatory Approvals............    22
16.  Fees and Expenses......................................    23
17.  Miscellaneous..........................................    24
SCHEDULE I -- CERTAIN INFORMATION CONCERNING THE DIRECTORS
  AND EXECUTIVE OFFICERS OF THE PARENT, GLOBEGROUND AND THE
  PURCHASER.................................................   I-1
SCHEDULE II -- SECTION 262 OF THE DELAWARE GENERAL
  CORPORATION LAW...........................................  II-1

TO THE HOLDERS OF SHARES OF COMMON STOCK OF HUDSON GENERAL CORPORATION:

                                  INTRODUCTION

     GLGR Acquisition Corporation (the "Purchaser"), a Delaware corporation which is indirectly wholly-owned by GlobeGround GmbH ("GlobeGround"), a German company that is an indirect wholly-owned subsidiary of Deutsche Lufthansa AG (the "Parent"), a German company, hereby offers to purchase all the outstanding shares of common stock, par value $1.00 per share ("Common Shares" or "Shares"), of Hudson General Corporation (the "Company"), a Delaware corporation, for $76.00 per Common Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which terms and conditions, together with any supplements or amendments thereto, constitute the "Offer"). The Offer will expire at 12:00 Midnight, New York City time, on Friday, March 19, 1999 (the "Expiration Time") unless the Purchaser extends the time during which the Offer is open, in which event the term "Expiration Time" means the latest time and date at which the Offer, as extended, will expire.

     The Offer is being made in accordance with an Agreement and Plan of Merger (the "Merger Agreement"), dated as of February 15, 1999, between the Company and the Purchaser. After the Purchaser purchases all the Shares which are properly tendered in response to the Offer and not withdrawn, the Purchaser will take all steps in its power (including voting its Common Shares) to cause the Purchaser to be merged with the Company (the "Merger") in a transaction in which the stockholder of the Purchaser will own all the stock of the corporation which results from the Merger (essentially, the Company), and the other stockholders of the Company will receive the same amount of cash per Share as is paid for Shares tendered in response to the Offer (unless particular stockholders elect to exercise statutory rights to demand appraisal of their Common Shares).

     ALLEN & COMPANY INCORPORATED, FINANCIAL ADVISOR TO A SPECIAL COMMITTEE OF THE COMPANY'S BOARD OF DIRECTORS, HAS DELIVERED TO THE SPECIAL COMMITTEE ITS WRITTEN OPINION TO THE EFFECT THAT, AS OF THE DATE OF THE MERGER AGREEMENT, THE $76.00 IN CASH TO BE RECEIVED BY THE HOLDERS OF COMMON SHARES AS A RESULT OF THE OFFER AND THE MERGER IS FAIR FROM A FINANCIAL POINT OF VIEW. THE FULL TEXT OF THE WRITTEN OPINION OF ALLEN & COMPANY INCORPORATED CONTAINING THE ASSUMPTIONS MADE, THE MATTERS CONSIDERED AND THE SCOPE OF THE OPINION IS INCLUDED WITH THE COMPANY'S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 (THE "SCHEDULE 14D-9") WHICH IS BEING MAILED TO STOCKHOLDERS TOGETHER WITH THIS OFFER TO PURCHASE. STOCKHOLDERS ARE URGED TO READ THE ALLEN & COMPANY INCORPORATED OPINION IN ITS ENTIRETY.

     Tendering stockholders will not be required to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes as a result of the sale of Shares to the Purchaser in response to the Offer.

     Any tendering stockholder who fails to complete and sign the Substitute Form W-9 included in the Letter of Transmittal may be subject to a required backup Federal income tax withholding of 31% of the gross proceeds payable to the stockholder or another payee pursuant to the Offer. See Section 5. The Purchaser will pay all charges and expenses of The Bank of New York, as Depositary (the "Depositary"), and Morrow & Co., Inc., as Information Agent (the "Information Agent"), incurred in connection with the Offer. See Section 16.

     THE BOARD OF DIRECTORS OF THE COMPANY, BASED UPON THE UNANIMOUS RECOMMENDATION OF A SPECIAL COMMITTEE OF THAT BOARD CREATED TO CONSIDER ACQUISITION PROPOSALS, (1) HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER WHICH MAY FOLLOW THE OFFER, (2) HAS DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE

COMPANY AND THE COMPANY'S STOCKHOLDERS, AND (3) RECOMMENDS THAT THE
COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN RESPONSE TO THE OFFER.

     The Offer is conditioned upon (1) there being validly tendered and not withdrawn prior to the Expiration Time such number of Shares that, together with any Shares beneficially owned by the Purchaser or its affiliates, would constitute at least a majority of the outstanding Shares, determined on a fully diluted basis (the "Minimum Condition"), (2) approval by the Supervisory Board of the Parent of the Merger Agreement, the Offer and the Merger by March 15, 1999 (the "Parent Board Condition"), and (3) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Condition"). The Offer is also subject to certain other conditions as described in Section 14. The Purchaser expressly reserves the right, in its sole discretion, to waive any of the conditions to the Offer, except the Minimum Condition. See Section 14. The transactions contemplated by the Merger Agreement have been approved by the Executive Board of the Parent and the Supervisory Board of the Parent is currently scheduled to meet on March 10, 1999.

     The Merger is subject to the Purchaser's accepting and paying for the Shares which are properly tendered in response to the Offer and not withdrawn and to the satisfaction or waiver of certain conditions, including, if required by law, the approval and adoption of the Merger Agreement by the requisite vote of the stockholders of the Company. Under the Company's Certificate of Incorporation and the Delaware General Corporation Law (the "DGCL"), except as otherwise described below, the affirmative vote of the holders of a majority of the outstanding Shares is required to approve and adopt the Merger Agreement and the Merger. Consequently, if the Purchaser acquires (pursuant to the Offer or otherwise) at least a majority of the then outstanding Shares, calculated on a fully diluted basis, the Purchaser will have sufficient voting power to approve and adopt the Merger Agreement and the Merger without the vote of any other stockholder. See Section 12.

     If the Purchaser increases the price it will pay for the tendered Shares, that increase will apply to all Shares which are purchased through the Offer, including Shares which are tendered before the price is increased.

     Under the DGCL, if the Purchaser acquires (through the Offer or otherwise) at least 90% of the then outstanding Shares, the Purchaser will be able to approve and adopt the Merger Agreement and the Merger without a vote of the Company's stockholders. If that occurs, the Purchaser intends to take the action which will cause the Merger to become effective as soon as practicable without a meeting of the Company's stockholders. If, however, the Purchaser does not acquire at least 90% of the then outstanding Shares and a vote of the Company's stockholders is required under Delaware law, a longer period of time will be required to effect the Merger. See Section 12.

     The Company has informed the Purchaser that as of the close of business on December 31, 1998, there were 1,744,949 outstanding Common Shares and 37,100 Shares reserved for issuance upon the exercise of outstanding options. At the date of this Offer to Purchase, neither Purchaser nor any of its affiliates own any Shares. Therefore, the Minimum Condition will be satisfied if at least 891,025 shares are validly tendered and not withdrawn prior to the Expiration Time. According to information filed with the Securities and Exchange Commission, Mario J. Gabelli, Marc J. Gabelli and various entities which they either directly or indirectly control or for which either one acts as chief investment officer beneficially own 864,939 Common Shares (the "Gabelli Shares") which is 48.5% of the fully diluted Common Shares, and, officers and directors of the Company who have stated they intend to tender their shares, beneficially own an additional 326,606 Common Shares, which is 18.3% of the fully diluted Common Shares. Therefore, if the Gabelli Shares and the Shares owned by those officers and directors are tendered and not withdrawn, the Minimum Condition will be satisfied, even if no other Shares are tendered. Conversely, if the Gabelli Shares are not tendered, it is very unlikely the Minimum Condition will be satisfied.

     THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH YOU SHOULD READ CAREFULLY BEFORE YOU MAKE ANY DECISION WITH RESPECT TO THE OFFER.

                                THE TENDER OFFER

     1. TERMS OF THE OFFER. On the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the extension or amendment), the Purchaser will accept for payment and pay for all Common Shares which are validly tendered prior to the Expiration Time and not withdrawn in accordance with Section 4. The term "Expiration Time" means 12:00 midnight, New York City time, on Friday, March 19, 1999, unless the Purchaser extends the period during which the Offer is open, in which event the term "Expiration Time" will mean the time and date at which the Offer, as extended, will expire.

     In the Merger Agreement, the Purchaser has agreed that it will not (a) waive the Minimum Condition, (b) reduce the Offer Price, (c) decrease the number of Common Shares it is offering to purchase, (d) change the form of consideration it is offering, or (e) modify or add to the conditions described in Section 14 or otherwise modify the terms of the Offer.

     The Purchaser reserves the right, at any time and from time to time (except as limited by the Merger Agreement), to extend the period during which the Offer is open, by giving oral or written notice of the extension to the Depositary and by making a public announcement of it as described below. The Merger Agreement requires the Purchaser to extend the Expiration Time for successive periods of not more than 10 days, the last of which may not end later than May 31, 1999, if, at the initial expiration date of the Offer, or any extension of that date, the Minimum Condition or the HSR Condition is not satisfied. In addition, (i) if the Purchaser increases the Offer Price or modifies the Offer in any other manner permitted by the Merger Agreement, the Purchaser may extend the Offer until not more than 10 business days after the date on which the Purchaser makes a public announcement of the increase in the Offer Price or other modification;
(ii) if anyone other than the Purchaser makes a tender offer for the Shares before the Expiration Time, the Purchaser may extend the Offer until not more than 10 business days after the other tender offer expires, and (iii) if the Purchaser is prevented by an order of a court or other governmental agency from accepting the Shares which are tendered in response to the Offer, the Purchaser may extend the Offer until 10 business days after the Purchaser is able to accept the Shares without violating any order of any court or other governmental agency. During any extension, all Shares previously tendered and not withdrawn will remain tendered in response to the Offer, subject to the rights of a tendering stockholder to withdraw tendered Shares. See Section 4.

     Consummation of the Offer is conditioned upon, among other things, satisfaction of each of the Minimum Condition, the Parent Board Condition and the HSR Condition. The Offer is also subject to other conditions set forth in
Section 14. Subject to the Merger Agreement and the applicable regulations of the Securities and Exchange Commission (the "SEC"), the Purchaser reserves the right, at any time and from time to time, to (i) delay acceptance for payment of, or, regardless of whether Shares were already accepted for payment, payment for, Shares pending receipt of any regulatory or third-party approval described in Section 15 or in order to comply in whole or in part with any other applicable law, (ii) terminate the Offer and not accept for payment any Shares if any of the conditions described in Section 14 are not satisfied or upon the occurrence of any of the events described in Section 14 or (iii) waive any condition (except the Minimum Condition) or otherwise amend the Offer in any respect, subject to the terms of the Merger Agreement, in each case, by giving oral or written notice of the delay, termination, waiver or amendment to the Depositary and by making a public announcement of it, as described below.

     If the Purchaser extends the Offer or is delayed in accepting or paying for Shares, the Depositary may retain the tendered Shares, subject to the right of stockholders to withdraw Shares to the extent described in Section 4. The Purchaser acknowledges that (i) Rule 14e-1(c) under the Exchange Act requires the Purchaser to pay the consideration offered or return the tendered Shares promptly after the termination or withdrawal of the Offer and (ii) the Purchaser may not delay acceptance for payment of, or payment for (except as provided in clause (i) of the first sentence of the preceding paragraph), any Shares upon the occurrence of any of the events described in Section 14 without extending the period of time during which the Offer is open.

     The Purchaser will make a public announcement of any extension, delay, termination, waiver or amendment as promptly as practicable after it takes place. In the case of an extension, the Purchaser will make a public announcement no later than 9:00 a.m., New York City time, on the business day after the day of the previously scheduled Expiration Time. Subject to applicable law (including Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of the changes), the Purchaser will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release.

     If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or if it waives a material condition to the Offer, the Purchaser will extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. Consummation of the Offer is conditioned upon satisfaction of the conditions set forth in Section 14. The Purchaser reserves the right (but will not be obligated) to waive any or all of those conditions (except the Minimum Condition, which may not be waived). The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum of 10 business days generally is required to allow for adequate dissemination to stockholders.

     If the Purchaser increases the price it will pay for tendered Shares, that increase will apply to all Shares which are purchased through the Offer, including Shares which are tendered before the price is increased.

     The Company has given the Purchaser a stockholder list and security position listings for the purpose of enabling the Purchaser to disseminate the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list, or who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

     2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES. On the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the extension or amendment), the Purchaser will purchase, by accepting for payment, and will pay for, all Shares which are validly tendered (and not properly withdrawn in accordance with Section 4) prior to the Expiration Time. Shares will be accepted as soon as practicable after the later to occur of (i) the Expiration Time and (ii) the satisfaction or waiver of the conditions set forth in Section 14. Any determination concerning the satisfaction of the terms and conditions of the Offer will be in the sole discretion of the Purchaser. See Section 14. The Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or, subject to the applicable SEC rules, payment for, Shares in order to comply in whole or in part with any applicable law. See Section 15.

     The Parent will file a Notification and Report Form with respect to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on the 15th day after the Notification and Report Form is filed, unless that waiting period is terminated before then. Either the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission may extend the waiting period by requesting additional information or documentary material. If there is such a request, the waiting period will expire at 11:59 p.m., New York City time, on the 10th day after there has been substantial compliance with the request. See Section 15 for additional information concerning the HSR Act and the applicability of the antitrust laws to the Offer.

     In all cases, payment for Shares which are tendered in response to the Offer and accepted for payment will be made only after timely receipt by the Depositary of (a) the certificate(s) representing the tendered Shares, or timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of the Shares (if that procedure is available) into the Depositary's account at The Depository Trust Company (the "Book-Entry

Transfer Facility"), as described in Section 3, (b) a properly completed and duly executed Letter of Transmittal (or facsimile of one), or an Agent's Message (as defined below) in connection with a book-entry transfer, and (c) any other documents required by the Letter of Transmittal.

     An "Agent's Message" is a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of the Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from a participant in the Book-Entry Transfer Facility which is tendering Shares that the participant has received, and agrees to be bound by the terms of, the Letter of Transmittal and that the Purchaser may enforce that agreement against the participant.

     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, tendered Shares when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance of the Shares for payment. Payment for Shares which are accepted will be made by deposit of the aggregate purchase price for all the Shares which are accepted for payment with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to the tendering stockholders. UNDER NO CIRCUMSTANCES WILL THE PURCHASER PAY INTEREST ON THE OFFER PRICE BY REASON OF ANY DELAY IN PAYING FOR SHARES. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering stockholders, the Purchaser's obligation to pay for Shares will be satisfied and tendering stockholders must look solely to the Depositary for payment of amounts owed to them by reason of the acceptance of their Shares pursuant to the Offer. If, for any reason, acceptance for payment of or payment for any Shares tendered in response to the Offer is delayed, or the Purchaser is prevented from accepting for payment or paying for Shares which are tendered in response to the Offer, the Depositary nevertheless may retain, subject to applicable SEC rules, tendered Shares on behalf of the Purchaser and those Shares may not be withdrawn, except to the extent the tendering stockholder exercises withdrawal rights as described in Section 4. The Purchaser will pay any stock transfer taxes incident to the transfer to it of validly tendered Shares, except as otherwise provided in Instruction 6 of the Letter of Transmittal, as well as the charges and expenses of the Depositary and the Information Agent.

     If any tendered Shares are not accepted for payment for any reason, or if certificates which are submitted evidence more Shares than are tendered, certificates representing unpurchased or untendered Shares will be returned or sent, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, Shares which are not purchased will be credited to an account at that Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

     Subject to the provisions of the Merger Agreement, the Purchaser reserves the right to transfer or assign, in whole, or in part from time to time, to one or more of its affiliates the right to purchase all or any portion of the Shares which are tendered in response to the Offer, but such a transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares which are validly tendered in response to the Offer and accepted for payment.

     3.  PROCEDURES FOR TENDERING SHARES.

     Valid Tender of Shares. Except as set forth below, in order for Shares to be validly tendered in response to the Offer, (a) a Letter of Transmittal or a facsimile of one, properly completed and duly executed, with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of Shares, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time and (b) either (i) the certificates representing the tendered Shares must be received by the Depositary along with the Letter of Transmittal, (ii) the Shares must be tendered using the procedure for book-entry transfer described below, and the Book-Entry Confirmation must be received by the Depositary prior to the Expiration Time, or (iii) the tendering stockholder must comply with the guaranteed delivery procedures described below.

     THE METHOD OF DELIVERY OF SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL, AND OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-

ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER. ITEMS WILL BE DEEMED DELIVERED ONLY WHEN THEY ARE ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary's account at the Book-Entry Transfer Facility. Although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, a Letter of Transmittal or a facsimile of one, with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of Shares, and any other required documents, as well as the Book Entry Confirmation relating to the Shares, must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time or the guaranteed delivery procedures described below must be followed.

     REQUIRED DOCUMENTS MUST BE TRANSMITTED TO AND RECEIVED BY THE DEPOSITARY AT ONE OF ITS ADDRESSES SET FORTH ON THE BACK COVER OF THIS OFFER TO PURCHASE. DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY OR TO THE PURCHASER DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     Signature Guarantees. Signatures on Letters of Transmittal need not be guaranteed, unless, in the case of the Letter of Transmittal, the Shares to which they relate are being tendered by a registered holder of Shares who has completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal. Signatures on Letters of Transmittal on which either of those boxes has been completed must be tendered for the account of a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or by a commercial bank or trust company which has an office or correspondent in the United States (each an "Eligible Institution"). See Instruction 1 on the Letter of Transmittal.

     If a Share certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or certificates representing Shares which are not tendered or are not accepted for payment are to be returned, to a person other than the registered holder(s), then the Share certificate must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name(s) of the registered holder(s) appear on the Share certificate, with the signature(s) on the Share certificate or stock powers guaranteed. See Instructions 1 and 5 of the Letter of Transmittal.

     If Share certificates are delivered to the Depositary at different times, a properly completed and duly executed Letter of Transmittal (or facsimile of one) must accompany each delivery.

     Guaranteed Delivery. If a stockholder wishes to tender Shares in response to the Offer, but the Share certificates are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiration Time, or the procedure for book-entry transfer cannot be completed on a timely basis, the Shares may nevertheless be tendered as follows:

          (i) the tender must be made by or through an Eligible Institution;

          (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided with this Offer to Purchase, must be received by the Depositary before the Expiration Time; and

          (iii) the Share certificates representing all tendered Shares, in proper form for transfer, or the Book-Entry Confirmation, together with a properly completed and duly executed Letter of Transmittal (or facsimile of one), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal must be received by the Depositary within three American Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery.

     A Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary, but must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery distributed with this Offer to Purchase.

     Payment for Shares which are accepted for payment will be made only after
(i) timely receipt by the Depositary of Share certificates for, or of Book-Entry Confirmation with respect to, the Shares, (ii) a properly completed and duly executed Letter of Transmittal (or facsimile of one), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and (iii) any other documents required by the Letter of Transmittal. Accordingly, it is possible that payment will not be made to all tendering stockholders at the same time.

     Backup United States Federal Withholding Tax. Under the United States Federal income tax laws, the Depositary may be required to withhold 31% of the amount of any payments made to certain stockholders. To prevent backup Federal income tax withholding, each tendering stockholder must provide the Depositary with the stockholder's correct taxpayer identification number, or certify that the stockholder is exempt from backup Federal income tax withholding, by completing the Substitute Form W-9 included in the Letter of Transmittal. See Instruction 10 of the Letter of Transmittal.

     Appointment as Proxy. By executing a Letter of Transmittal, a tendering stockholder irrevocably appoints designees of the Purchaser as the tendering stockholder's attorneys-in-fact and proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of the stockholder's rights with respect to the Shares tendered by the stockholder and accepted for payment by the Purchaser (and with respect to any other securities issued in respect of those Shares on or after the date of this Offer to Purchase). That proxy is considered coupled with an interest in the tendered Shares. This appointment will be effective if, when and to the extent that the Purchaser accepts the tendered Shares for payment pursuant to the Offer. When tendered Shares are accepted for payment, all prior proxies given by the stockholder with respect to the tendered Shares and any other securities issued in respect of them will, without further action, be revoked, and no subsequent proxies may be given. The designees of the Purchaser will, with respect to the tendered Shares and any other securities for which the appointment is effective, be empowered to exercise all voting and other rights of the tendering stockholder as they, in their sole discretion, deem proper at any annual, special, adjourned or postponed meeting of the Company's stockholders, and the Purchaser reserves the right to require that in order for Shares or other securities to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of the Shares, the Purchaser will be able to exercise full voting rights with respect to the Shares.

     Proxies are effective only as to Shares accepted for payment pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Company's stockholders. Any solicitation of proxies will be made only pursuant to separate proxy soliciting materials complying with the Exchange Act.

     Determinations Regarding Tenders. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any Shares using any of the procedures described above will be determined by the Purchaser, in its sole discretion, and the Purchaser's determination will be final and binding on all parties. The Purchaser reserves the absolute right to reject any or all tenders of Shares which it determines were not in proper form or if the acceptance for payment of, or payment for, the Shares may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right, in its sole discretion, to waive any of the conditions of the Offer (except the Minimum Condition) or any defect or irregularity in any tender with respect to Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived.

     The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions to it) will be final and binding. None of the Purchaser, the Depositary, the

Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification.

     Binding Agreement. The Purchaser's acceptance for payment of Shares tendered in response to the Offer will constitute a binding agreement by the tendering stockholder to sell, and by the Purchaser to purchase, the tendered Shares on the terms and subject to the conditions of the Offer.

     4. WITHDRAWAL RIGHTS. Except as otherwise provided in this Section 4, tenders of Shares made in response to the Offer are irrevocable. Shares tendered in response to the Offer may be withdrawn at any time prior to the Expiration Time and, unless they have been accepted for payment by the Purchaser, may also be withdrawn at any time after April 20, 1999.

     If the Purchaser extends the Offer, is delayed in its acceptance of Shares for payment or is unable to accept Shares for payment for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may, nevertheless, retain tendered Shares on behalf of the Purchaser, and those Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdraw them as described in this Section 4. Any such delay will be accompanied by an extension of the Offer to the extent required by law.

     For a withdrawal to be effective, a written or facsimile transmission of a notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. A notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and (if Share certificates have been tendered) the name of the registered holder, if different from that of the person who tendered the Shares. If Share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then prior to the release of those Share certificates, the serial numbers shown on the particular Share certificates to be withdrawn must be submitted to the Depositary, and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless the Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals of Shares may not be rescinded. After Shares are properly withdrawn, they will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered at any time prior to the Expiration Time using one of the procedures described in Section 3.

     All questions as to the form and validity (including, without limitation, time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, and its determination will be final and binding. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.

     5. CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES. The following summary is a general discussion of certain of the expected Federal income tax consequences of the Offer. The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), and published regulations, rulings and judicial decisions in effect at the date of this Offer to Purchase, all of which are subject to change. The summary does not discuss all aspects of Federal income taxation that may be relevant to a particular holder in light of his or her personal circumstances or to certain types of holders subject to special treatment under the Federal income tax laws, such as life insurance companies, financial institutions, tax-exempt organizations and non-U.S. persons. The following summary may not be applicable with respect to Shares acquired through exercise of employee stock options or otherwise as compensation. It also does not discuss any aspects of state or local tax laws or of tax laws of jurisdictions outside the United States of America.

     THE DESCRIPTION OF FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW IS FOR GENERAL INFORMATION ONLY. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE SALE OF THEIR SHARES, INCLUDING THE APPLICATION OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

     Sales of Shares in response to the Offer will be taxable transactions for Federal income tax purposes, and may also be taxable transactions under applicable state, local, foreign and other tax laws. For Federal income tax purposes, a tendering stockholder will generally recognize gain or loss equal to the difference between the amount of cash received by the stockholder upon sale of the Shares and the stockholder's tax basis in the Shares which are sold. Under present law, gain or loss will be calculated separately for each block of Shares tendered and purchased pursuant to the Offer.

     If tendered Shares are held by a tendering stockholder as capital assets, gain or loss recognized by the tendering stockholder will be capital gain or loss, which will be long-term or short term depending on whether the tendering stockholder's holding period for the Shares exceeds one year. Long-term capital gains recognized by a stockholder who is an individual will generally be taxed at a maximum Federal marginal tax rate of 20%. Short term capital gains recognized by an individual will generally be taxed at the individual's ordinary income tax rate. Capital gains recognized by a tendering corporate stockholder will be taxed at a maximum Federal marginal tax rate of 35%.

     A stockholder (other than certain exempt stockholders, including all corporations and certain foreign individuals) who tenders Shares may be subject to 31% backup withholding unless the stockholder provides its taxpayer identification number ("TIN") and certifies that the TIN is correct or properly certifies that it is awaiting a TIN. This should be done by completing and signing the Substitute Form W-9 included as part of the Letter of Transmittal. A stockholder that does not furnish its TIN also may be subject to a penalty imposed by the IRS.

     If backup withholding applies to a stockholder, the Depositary is required to withhold 31% from each payment to that stockholder. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the Federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the stockholder upon filing an income tax return.

     6. PRICE RANGE OF SHARES; DIVIDENDS. The Shares trade on the American Stock Exchange under the symbol "HGC." The following table sets forth, for the periods indicated, the high and low sales prices per Share on the American Stock Exchange as reported by the Dow Jones News Retrieval Service and dividends paid per Share:

                                                            SALES PRICE
                                                           -------------
                                                           HIGH      LOW      DIVIDENDS
                                                           ----      ---      ---------
FISCAL YEAR ENDING JUNE 30, 1997
  First Quarter..........................................  $40 1/8   $32 1/2    $.50
  Second Quarter.........................................   39 3/4    33 3/4
  Third Quarter..........................................   41 3/4    35 3/4     .50
  Fourth Quarter.........................................   40 5/8    35 5/8
FISCAL YEAR ENDING JUNE 30, 1998
  First Quarter..........................................  $44 3/4   $38        $.50
  Second Quarter.........................................   48 3/4    42 1/4
  Third Quarter..........................................   49        42 3/4     .50
  Fourth Quarter.........................................   50 5/8    45 1/2
FISCAL YEAR ENDING JUNE 30, 1999
  First Quarter..........................................  $52 7/8   $48 3/4    $.50
  Second Quarter.........................................   63 1/4    48 3/8
  Third Quarter, (through February 18, 1999).............   77        60 1/8

     On February 12, 1999, the last full day of trading before the day on which the Purchaser and the Company signed the Merger Agreement, the last sale price of the Shares reported on the American Stock Exchange was $73.50 per Share. On February 18, 1999, the last full day of trading prior to the commencement of the Offer, the last sale price reported on the American Stock Exchange was $76.00 per Share. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

     7.  CERTAIN EFFECTS OF THE TRANSACTION.

     American Stock Exchange. The purchase of the Shares tendered in response to the Offer will reduce the number of Shares that might otherwise trade publicly and probably will significantly reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public. Depending upon the number of Common Shares purchased pursuant to the Offer, the Shares may no longer meet the standards of the American Stock Exchange for continued inclusion on the American Stock Exchange. The American Stock Exchange will normally consider suspending dealings in, or removing from the list, the common stock of a company which (i) has fewer than 200,000 publicly held shares, (ii) has fewer than 300 public stockholders, or
(iii) has an aggregate market value of publicly held shares of less than $1,000,000. Common Shares held by officers, directors or controlling shareholders of the Company, or other family or consolidated holdings, ordinarily will not be considered as being publicly held for this purpose. According to the Company, as of June 30, 1998, there were approximately 182 holders of record of Common Shares and 1,744,949 Common Shares were outstanding. If, as a result of the purchase of Common Shares pursuant to the Offer or otherwise, the Common Shares no longer meet the American Stock Exchange requirements for continued listing, the market for the Common Shares could be adversely affected.

     If the Common Shares no longer meet the requirements for listing on the American Stock Exchange, quotations might or might not still be available from other sources. The extent of the public market, and availability of quotations, for the Common Shares would depend upon the number of holders of Common Shares after the purchase of the Shares tendered in response to the Offer, whether securities firms are interested in maintaining a market in the Common Shares, the possible termination of registration under the Exchange Act as described below, and other factors.

     Exchange Act Registration. The Common Shares are currently registered under the Exchange Act. That registration may be terminated upon application of the Company to the Securities and Exchange Commission if the Shares are not listed on a national securities exchange or quoted on NASDAQ and there are fewer than 300 record holders of the Common Shares. The termination of the registration of the Common Shares under the Exchange Act would substantially reduce the information the Company would be required to furnish to holders of Common Shares and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement that the Company furnish a proxy statement or information statement in connection with stockholder actions pursuant to Section 14 of the Exchange Act, and the requirements of Rule 13e-3 under the Exchange Act with respect to "going-private" transactions, no longer applicable to the Company. See Section 15. In addition, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of those securities pursuant to Rule 144 under the Securities Act of 1933, as amended. The Purchaser intends to seek to cause the Company to terminate the listing of the Common Shares on the American Stock Exchange and to apply to terminate the registration of the Common Shares under the Exchange Act as soon as practicable. As a result, the Purchaser may be able to give the required stockholder approval of the Merger (if stockholder approval is required) without the Company's sending a proxy statement or an information statement to its stockholders. After the Purchaser purchases Shares through the Offer, the Common Shares may no longer be eligible for inclusion on the American Stock Exchange and the Company may be able to terminate the registration of the Common Shares under the Exchange Act. If that is the case, the Purchaser will seek to cause the Company to terminate the registration of the Common Shares under the Exchange Act as soon as practicable after they are no longer quoted on the American Stock Exchange.

     Margin Regulations. The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Common Shares would no longer be "margin securities" and therefore could no longer be used as collateral for loans made by brokers.

     8. CERTAIN INFORMATION CONCERNING THE COMPANY. The information concerning the Company contained in this Offer to Purchase, including financial information, has been taken from or is based upon publicly available documents and records on file with the SEC and other public sources. Neither the Purchaser nor its parents assume any responsibility for the accuracy or completeness of the information concerning the Company contained in those documents and records or for any failure by the Company to disclose events which may affect the significance or accuracy of that information of which neither the Purchaser nor the Parent is aware.

     General. The Company is a Delaware corporation with its principal executive offices at 111 Great Neck Road, Great Neck, New York 11021. According to the Company's Annual Report on Form 10-K for the year ended June 30, 1998 (the "Company 10-K"), the Company is principally engaged in providing a broad range of services to the aviation industry. The services, which are conducted by Hudson General LLC and its subsidiaries, include aircraft ground handling; aircraft fueling; fuel management; ground transportation; snow removal; cargo warehousing; and sale, leasing and maintenance of airline ground support equipment. In addition to its interest in Hudson General LLC, the Company is a 50% partner with Oxford First Corporation in a joint venture for the development and sale of land on the Island of Hawaii. Hudson General LLC is a limited liability company, 51% of which is owned by the Company and 49% of which is owned by LAGS (USA) Inc. ("LAGS"), the immediate parent of the Purchaser (and a wholly-owned subsidiary of GlobeGround).

     Financial Information. The following selected consolidated financial data relating to the Company and its subsidiaries has been taken or derived from the audited financial statements contained in the Company 10-K, the unaudited financial statements contained in the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1998 and the unaudited financial statements contained in the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1997 (the "Company 10-Qs"). More comprehensive financial information is included in the Company 10-K and the Company 10-Qs and the other documents filed by the Company with the SEC, and the financial data set forth below is qualified in its entirety by reference to those reports and other documents. They may be examined and copies may be obtained from the SEC's offices in the manner described below.

                           HUDSON GENERAL CORPORATION

                      SELECTED CONSOLIDATED FINANCIAL DATA

                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                                                                    SIX MONTHS ENDED
                                                       FISCAL YEARS ENDED JUNE 30,                    DECEMBER 31,
                                           ----------------------------------------------------    ------------------
                                           1998(A)    1997(A)    1996(A)     1995        1994       1998       1997
                                           -------    -------    -------    -------    --------    -------    -------
                                                                                                      (UNAUDITED)
INCOME STATEMENT DATA:
Revenues.................................  $5,783     $5,064     $157,100   $134,862   $141,784    $ 2,819    $ 2,765
Net earnings.............................  $5,256     $  475(b)  $10,466    $ 4,593    $  7,760    $ 1,244    $ 2,165
                                           -------    -------    -------    -------    --------    -------    -------
Net earnings per common share:
  Basic..................................  $ 3.02     $  .26     $ 9.09     $  3.72    $   6.23    $   .71    $  1.24
  Diluted................................  $ 2.99     $  .26     $ 5.60     $  2.70    $   4.17    $   .71    $  1.23
BALANCE SHEET DATA (END OF PERIOD):
Total assets.............................  $73,466    $68,188    $48,776    $87,568    $ 77,889    $98,841    $70,374
Long-term obligations (excluding current
  portion)...............................      --         --         --     $29,000    $ 29,000         --      --
Stockholders' equity.....................  $68,441    $65,384    $43,895    $21,616    $ 19,223    $80,999    $66,777

---------------
(a) As a result of a transaction with GlobeGround, effective June 1, 1996 the Company's interest in its aviation services business is accounted for under the equity method.
(b) Includes a pre-tax charge of $8.5 million related to the Company's investment in the Kohala Joint Venture formed to acquire, develop and sell land on the Island of Hawaii.

     Available Information. The Company is subject to the informational and reporting requirements of the Exchange Act and is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities, any material interests of those persons in transactions with the Company and other matters is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the SEC. These reports, proxy statements and other information can be inspected and copied at the public reference facilities of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the SEC:
Seven World Trade Center, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of this material may be obtained by mail, upon payment of the SEC's customary fees, from the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains an Internet site on the world wide web at http://www.sec.gov that contains reports, proxy statements and other information. Reports, proxy statements and other information concerning the Company should also be available for inspection at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006. All of the information with respect to the Company and its affiliates set forth in this Offer to Purchase has been derived from publicly available information.

     9. CERTAIN INFORMATION CONCERNING THE PURCHASER, LAGS, GLOBEGROUND AND THE PARENT.

     The Purchaser. The Purchaser is a Delaware corporation organized in order to enter into the transactions which are the subject of the Merger Agreement (including the Offer). The principal executive offices of the Purchaser are located at 1640 Hempstead Turnpike, East Meadow, New York 11554. The Purchaser is a wholly-owned subsidiary of LAGS, a wholly-owned subsidiary of GlobeGround. GlobeGround itself is an indirect wholly-owned subsidiary of the Parent. The Purchaser does not have any significant assets or liabilities and has not engaged in activities other than those incidental to its formation and capitalization, its execution of the Merger Agreement and preparation for the Offer and the Merger. Because the Purchaser is newly formed and has minimal assets and capitalization, no meaningful financial information regarding the Purchaser is available.

     LAGS. LAGS, a Delaware corporation, and a wholly-owned subsidiary of GlobeGround, holds a 49% interest in Hudson General LLC. It has minimal activities other than its ownership of an interest in Hudson General LLC. For information concerning Hudson General LLC, see Section 8. The principal executive offices of LAGS are located at 1640 Hempstead Turnpike, East Meadow, New York 11554.

     GlobeGround. GlobeGround, a German company and an indirect wholly-owned subsidiary of Parent, wholly or partially owns a network of companies that provide ground handling and fueling services at approximately 80 airports in 26 countries around the world. Its principal executive offices are located at Lufthansa-Basis, Geb. 357, D-60546 Frankfurt am Main, Germany.

     Parent. Parent, a German company, provides a range of services to the aviation industry, including passenger air transportation, air cargo transportation, aircraft maintenance and repair, ground handing and fueling services, aircraft catering services and information and technology services. The principal executive offices of the Parent are located at Von-Gablenz-Strasse 2-6, D-50679 Cologne, Germany.

     Financial Information. The Parent is not subject to the informational and reporting requirements of the Exchange Act and is not required to file reports and other information with the SEC relating to its businesses, financial condition or other matters. The following selected consolidated financial data relating to Parent and its subsidiaries has been taken from or derived from audited financial information presented in Parent's Annual Report for the fiscal year ended December 31, 1997. Because the Parent is a German company, this information has been prepared in accordance with German generally accepted accounting principles, which are different from United States generally accepted accounting principles. The differences between United States and German generally accepted accounting principles relate to, among other things, translation, recognition and measurement criteria. However, the Purchaser believes that the differences are not material to a decision by a stockholder of the Company whether to sell, transfer or hold any Shares, since the differences would not affect the ability of GlobeGround or the Parent to provide the funds the Purchaser will need to pay for the Shares it will acquire pursuant to the Offer and the Merger. See Section 10.

     The consolidated financial statements of the Parent are published in Deutsche Marks ("DM").

                             DEUTSCHE LUFTHANSA AG

                      SELECTED CONSOLIDATED FINANCIAL DATA
                      (IN MILLIONS OF DM OR U.S. DOLLARS)

                                                                  YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1997       1997(A)      1996
                                                              ---------    -------    ---------
Turnover....................................................  DM 23,149    $12,867    DM 20,863
Profit on Ordinary Activities before Taxation...............      1,649       917           686
Net Profit..................................................        835       464           558
Total Assets................................................     21,328    11,855        18,692
Equity......................................................      5,908     3,284         5,353
Per Share Profit on Ordinary Activities before Taxation.....       4.32      2.40          1.80

---------------
(a) Deutsche Marks have been translated into U.S. Dollars solely for the convenience of the reader on the basis of the noon buying rate for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank in New York City on December 31, 1997 which was $1.00=DM1.7991. For the period ended December 31, 1996, the average noon buying rate was $1.00=DM1.5387.

     The name, citizenship, business address, principal occupation or employment and employment information for each of the directors and executive officers of the Purchaser, GlobeGround and the Parent are set forth in Schedule I.

     Except as described in this Offer to Purchase, none of the Purchaser, GlobeGround, the Parent or, to the best of their knowledge, any of the persons listed on Schedule I or any associate or majority owned subsidiary of any of those persons beneficially owns any equity security of the Company, and none of the Purchaser, the Parent or, to the best of their knowledge, any of the other persons referred to above, or any of their respective directors, executive officers or subsidiaries, has effected any transaction in any equity security of the Company during the past 60 days.

     During the last 5 years, none of the Purchaser's, GlobeGround's or the Parent's officers or directors was (1) convicted in a criminal proceeding or (2) party to a civil proceeding of a judicial or administrative body and as a result of the proceeding was or is subject to a judgment enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

     On June 1, 1996, LAGS purchased a 26% interest in Hudson General LLC, to which the Company had transferred its airport ground services business, for $23,686,000 in cash, of which $15,848,000 was paid at the closing, and deferred payments of $2,650,000 and $5,188,000, plus interest, were made in September 1996 and December 1996. In November 1998 LAGS increased its interest in Hudson General LLC from 26% to 49%, effective July 1, 1998, through the exercise of an option that it had been granted in connection with the original purchase. It paid Hudson General LLC $30,750,000 (including interest from July 1, 1998) to exercise the option. The Company owns the other 51% of Hudson General LLC. Peter Bluth, President of GlobeGround and a director and President of LAGS and the Purchaser and Arthur Molins, a director of the Purchaser and LAGS, are members of the Board of Directors of Hudson General LLC.

     Except as described above, none of the Purchaser, GlobeGround, the Parent or, to the best of their knowledge, any of the persons listed on Schedule I has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies. Except as described in this Offer to Purchase, none of the Purchaser, the Parent or, to the best of their knowledge, any of the persons listed on Schedule I has had any transactions with the Company or any of its executive officers, directors or affiliates that would require reporting under the rules of the SEC.

     Except as described in this Offer to Purchase, since July 1, 1995, there have been no contacts, negotiations or transactions between the Parent, GlobeGround or the Purchaser, or their respective subsidiaries, or, to the best of their knowledge, any of the persons listed in Schedule I, on the one hand, and the Company or its executive officers, directors or affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, election of directors or a sale or other transfer of a material amount of assets.

     10. SOURCE AND AMOUNT OF FUNDS. If all the outstanding Shares are tendered in response to the Offer, the Purchaser would be required to pay a total of approximately $136 million to purchase the tendered Shares and pay the fees and other expenses related to the Offer. See Section 16. The Offer is not conditioned on any financing arrangements. The Purchaser expects to obtain the funds required to consummate the Offer through capital contributions or advances made by GlobeGround. GlobeGround has guaranteed the Purchaser's obligations under the Merger Agreement and has agreed to provide all funds necessary to pay for the Shares in the Offer and the Merger. The required funds will be provided to GlobeGround by the Parent.

     11.  BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY.

     In 1996, the Company transferred its airport ground services business to Hudson General LLC, and a GlobeGround subsidiary purchased a 26% interest in Hudson General LLC. Since then, Hudson General LLC has been included in a group of airport ground services companies throughout the world which are wholly or partially owned by GlobeGround and cooperate in marketing and other activities. In November 1998, GlobeGround increased its ownership of Hudson General LLC to 49% by the exercise of an option which was part of the 1996 transaction. The Company owns the other 51% and has been managing the operations of Hudson General LLC. Since 1996, there have been frequent meetings and other communications between members of the management of GlobeGround and members of the Company's management regarding Hudson General LLC.

     On November 22, 1998, Jay Langner, the Chairman of the Board and Chief Executive Officer of the Company, told Peter Bluth, a Managing Director of GlobeGround, by telephone that members of the management of the Company, including Mr. Langner, had offered to acquire the Company on a basis which would result in payment to the Company's stockholders of $57.25 per share of common stock.

     On December 3 and 4, 1998, a representative of GlobeGround met in New York with members of the management of the Company and a representative of Lazard Freres & Co., and discussed what might happen if the Company received an unsolicited offer from someone other than the management group. This was a concern to GlobeGround, because whoever owned the Company would control Hudson General LLC.

     On December 11, 1998, Mr. Langner informed Mr. Bluth that the Board of Directors of the Company had received a letter from ASIG/Ranger Aerospace, in which Ranger had indicated a desire to acquire all the outstanding shares of the Company and had requested access to information about the Company so it could conduct a due diligence review. GlobeGround was aware that Ranger, like Hudson General LLC, is engaged in the airport ground services business in the United States. On December 15, 1998, LAGS, the GlobeGround subsidiary which owns the 49% interest in Hudson General LLC, sent a letter to the Company in which, after referring to a press release in which the Company said a Special Committee of its Board of Directors had determined that the Company would furnish information to a third party and engage in discussions related thereto, LAGS reminded the Company that the Limited Liability Company Agreement of Hudson General LLC requires each Member to hold all information it receives as a result of its access to the properties, books and records of Hudson General LLC or its subsidiaries in confidence. The letter asked the Company to keep those obligations in mind in providing information to anyone who may be interested in acquiring the Company, and said it is particularly important if, as may be the case, the person seeking to purchase the Company is a competitor or a potential competitor, of Hudson General LLC.

     Between December 11, 1998 and December 25, 1998, there were a number of telephone conversations in which representatives of GlobeGround discussed with members of the management group the possibility that

GlobeGround might participate in the management group's offer to purchase the Company in order to increase the price per share the management group could pay, or that GlobeGround might attempt to purchase the Company itself, in order to ensure that Hudson General LLC would continue to be managed by the management of the Company or other people satisfactory to GlobeGround.

     In mid-January 1999, Mr. Langner told Mr. Bluth that it appeared likely that Ranger would be making a proposal to purchase the Company. Mr. Langner said it was likely that the price Ranger would offer would exceed the maximum amount the management group could pay, based upon the financing it had arranged or felt it could arrange. Near the end of January, representatives of GlobeGround told representatives of the Company it was likely that, if Ranger made an offer to purchase the Company for an amount which exceeded that which the management group could pay, GlobeGround would propose to purchase the Company. However, the GlobeGround representatives said any offer by GlobeGround would have to be approved both by the Executive Board and by the Supervisory Board of the Parent. The Executive Board was not scheduled to consider a possible purchase of the Company until February 9, 1999. However, key members of the Executive Board were in favor of GlobeGround's purchasing the Company if anyone other than the management group tried to purchase it. The representatives of GlobeGround said that if a proposal was received from Ranger or anyone else sufficiently before February 9, 1999 to require the Company's Board (or the Special Committee of that Board) to consider the proposal before February 9, 1999, GlobeGround would inform the Company's Board that GlobeGround expected to make a proposal to purchase the Company, but that GlobeGround would not submit a proposal until it had been approved by the Parent's Executive Board. The GlobeGround representatives also said that any proposal GlobeGround made would be subject to approval by the Parent's Supervisory Board, which was schedule to meet on March 10, 1999.

     On January 15, 1999, Steven Townes, the Chief Executive Officer of Ranger, met in Frankfurt with Peter Bluth. Mr. Townes said Ranger would probably make an offer to purchase the Company and discussed the relationship regarding Hudson General LLC if Ranger acquired the Company. This included the possibility of combining Ranger's airport ground services operations with those of the Company. Mr. Bluth subsequently informed Mr. Langner, as the Chief Executive Officer of the Company, about Mr. Townes' visit.

     On February 1, 1999, Ranger offered to purchase the Company for $62 per share.

     On February 3, 1999, counsel for GlobeGround pointed out to counsel for the Special Committee of the Company's Board of Directors that the agreement by which a GlobeGround subsidiary had acquired its interest in Hudson General LLC prohibited GlobeGround from acquiring, or proposing or agreeing to acquire, voting securities of the Company without the prior written consent of the Company's Board of Directors specifically expressed in a resolution. Counsel for the Special Committee said the Special Committee was aware of that, and that the Company's Board of Directors would consider giving the consent at a meeting which was being held on February 5, 1999. Subsequently, counsel for the Special Committee sent counsel for GlobeGround a written consent of the Company's Board, accompanied by a copy of the resolution regarding it.

     On February 8, 1999, Mr. Bluth informed Mr. Langner that GlobeGround would make an offer to acquire the Company on the following day if it received an expected approval by the Parent's Executive Board.

     On February 9, 1999, GlobeGround sent a letter to the Company's Board of Directors in which it offered to acquire the Company in a cash merger which would result in the Company's stockholders receiving $67 per share in cash. The letter said the offer would remain open until 5:00 p.m. New York City time on February 16, 1999, and would be deemed accepted when the transaction was approved by the Company's Board and a definitive agreement was executed. On the same day, GlobeGround learned, first from Mr. Langner and then from press reports, that Ogden Corporation had offered to purchase the Company for $65 per share in either cash or common shares of Ogden, subject to a customary due diligence review regarding the Company and its business prospects and approval of Ogden's Board of Directors.

     GlobeGround's offer was accompanied by a draft of an Agreement and Plan of Merger which contemplated a merger of a newly formed GlobeGround subsidiary into the Company in a transaction in which the stockholders of the Company would receive $67 per share in cash and the stockholder of the GlobeGround subsidiary (LAGS, which is wholly owned by GlobeGround) would become the sole stockholder of the Company. During the next several days, however, GlobeGround suggested that the transaction be changed to a tender offer by the GlobeGround subsidiary for $67 per share, followed by a merger as a result of which the stockholders of the Company other than the GlobeGround subsidiary would receive $67 per share in cash and LAGS would own all the stock of the Company. The Special Committee's counsel informed GlobeGround's counsel that the Special Committee would probably view that structure as more beneficial to the Company's stockholders than the originally contemplated cash merger without a preceding tender offer.

     After GlobeGround made its offer, Steven Townes, the chief executive officer of Ranger, spoke on the telephone with Mr. Bluth of GlobeGround, and discussed the possibility that if Ranger increased its offer and acquired the Company, then Ranger would combine the Company's airport services operations with Ranger's and conduct the combined operations, other than fueling, under the GlobeGround name. Mr. Bluth said that if there were a combined operation, GlobeGround would want majority ownership and operating control of it. GlobeGround informed Mr. Langner, as the chief executive officer of the Company, about the conversation.

     On February 12, 1999, Ranger increased the price it was proposing to pay to $72 per share of common stock, but said its revised proposal was subject to the receipt of financing and satisfactory completion of its due diligence review. GlobeGround learned of the revised Ranger proposal from counsel to the Special Committee and from press reports.

     On the afternoon of February 12, 1999, GlobeGround sent the Company's Board a letter in which GlobeGround submitted a revised offer under which it would acquire the Company through a tender offer followed by a cash merger either (a) for $73 per share or (b) for $76 per share under a Merger Agreement which (i) would include an option for GlobeGround to purchase for $9.16 million an additional interest in Hudson General LLC which would increase GlobeGround's ownership to 54% and (ii) would require that if the option were exercised, Hudson General LLC's Limited Liability Company Agreement would be amended to enable GlobeGround to control Hudson General LLC. Under the revised GlobeGround proposal, in order for the Company to terminate the Merger Agreement because of what its Board viewed as a superior proposal, the Company would have to pay GlobeGround $3,800,000 if the Company's Board had elected the $73 per share offer or $3,900,000 if the Board had elected the $76 per share offer. That payment would be in addition to reimbursement of GlobeGround's expenses, up to $875,000 if the Merger Agreement were terminated before it had been approved by the Parent's Supervisory Board, and $1,750,00 if the termination came after that approval. GlobeGround said its revised offer would remain open until 5:00 P.M. New York City time on February 16, 1999, and would be deemed accepted when it was approved by the Company's Board of Directors and a definitive agreement was executed.

     On the evening of February 12, 1999, counsel for the Company informed counsel for GlobeGround that, although the Special Committee would not be meeting to consider GlobeGround's proposal until the next afternoon, it was unlikely that either the chairman of the Special Committee or its legal or financial advisors would recommend a transaction which included an option for GlobeGround to acquire majority ownership of Hudson General LLC. He said they would be likely to recommend a transaction at $76 per share even if it required that GlobeGround receive a payment (although not the sum GlobeGround had sought), in addition to reimbursement of its expenses, if the Company terminated its agreement with GlobeGround because of what its Board determined it to be a superior proposal, but would not be likely to recommend a transaction at $73 per share which included a termination payment.

     On the morning of February 13, counsel for GlobeGround told counsel for the Company that GlobeGround would be willing to modify what it had proposed the previous day so that (a) GlobeGround would agree to a tender offer and merger at $73 per share, without the Merger Agreement's requiring a payment if it were terminated so the Company could accept what its Board deemed to be a superior proposal or (b) GlobeGround would agree to a tender offer and merger at $75 per share if (i) the Company would agree to make a $3,800,000 payment to GlobeGround if the Company terminated the Merger Agreement in order to accept what it's Board determined to be a superior proposal or GlobeGround terminated the Merger Agreement because the Board had withdrawn its recommendation of the transactions contemplated by it and (b) the Company would not be able to terminate the Merger Agreement because of what its Board deemed to be a superior proposal unless the Company had notified GlobeGround that the Company might terminate the Merger Agreement unless GlobeGround increased the price it would pay to an amount at least equal to that being paid in what the Board had deemed to be a superior proposal and GlobeGround did not within two business days increase what it would pay to that amount. Later in the day on February 13, 1999, following a request conveyed by counsel for the Special Committee, GlobeGround reduced the termination payment it was requesting to $2,625,000 if the termination was before the Parent's Supervisory Board approved the transaction and $3,500,000 if the termination was after that approval. At another point, counsel for the Special Committee asked counsel for GlobeGround whether GlobeGround would agree to make a payment to the Company if the Parent's Supervisory Board did not approve the transaction. Counsel for GlobeGround responded that GlobeGround did not have authorization to make that type of agreement. Approximately an hour later, counsel for the Company told counsel for GlobeGround that the Special Committee had indicated it would approve the second of the two alternatives GlobeGround had proposed earlier in the day if GlobeGround would increase the price it would pay in the tender offer and merger to $76 per share. GlobeGround agreed to this.

     During the day on February 14, 1999, counsel for the Special Committee and counsel for GlobeGround worked on finalizing an Agreement and Plan of Merger embodying the terms the Special Committee had indicated it would approve. On the morning of February 15, 1999, the Company's Board of Directors, based upon the unanimous recommendation of the Special Committee, approved the Merger Agreement. It was signed immediately following the Board of Directors' meeting.

     12. PURPOSE OF THE OFFER AND THE PROPOSED MERGER; PLANS FOR THE COMPANY; THE MERGER AGREEMENT.

     Purpose. The purpose of the Offer and the Merger is to enable GlobeGround to acquire all the outstanding Shares. The directors and executive officers of the Company, who together own slightly more than 18.3% of the fully diluted Common Shares, have indicated to the Company that they intend to tender their Shares in response to the Offer (unless a tender by a particular director or officer might lead to liability under Section 16(b) of the Securities Exchange Act of 1934, as amended, in which case the director or officer intends to vote in favor of the Merger). Following the Offer, Parent and the Purchaser intend to acquire any Common Shares which are not acquired through the Offer by consummating the Merger. Upon consummation of the Merger, the Company will become an indirect wholly-owned subsidiary of the Parent.

     Plans for the Company. It is expected that, initially following the Merger, the business and operations of Hudson General LLC will continue without substantial change. However, GlobeGround will consider causing the Company to seek to dispose of its interest in the Hawaiian real estate joint venture. Also, GlobeGround may consider whether to continue Hudson General LLC as a separate entity or to combine it with the Company. In the future, GlobeGround may take steps which alter the Company's capital structure, combine the Company's operations with those of other companies, or otherwise change the business or structure of the Company.

     The Company may not, and may not authorize or permit its or any of its officers, directors, employees or agents directly or indirectly to solicit, encourage, participate in or initiate discussions or negotiations with, or provide any information to, any person, entity or group concerning a merger, tender offer, share exchange, consolidation or similar transaction involving the Company, or any purchase of or tender for, all or any significant portion of the Company's equity securities or any significant portion of the assets of the Company and its subsidiaries on a consolidated basis. However, (i) if the Company or the Special Committee of the Company's Board of Directors receives an unsolicited, written indication of a willingness to make an acquisition proposal at a price per Share which the Special Committee reasonably concludes is in excess of the Offer Price and if the Special Committee reasonably concludes, based upon advice of its independent financial advisor, that the person delivering such indication is capable of consummating such acquisition proposal, the Company or the Special Committee may furnish non-public information to the person, entity or group which makes the indication pursuant to an appropriate confidentiality agreement and may enter into discussions and negotiations with the potential acquirer and (ii) the Company or the Special Committee may participate in and engage in discussions and negotiations with any person or entity meeting the requirement set forth in clause (i) above in response to a written acquisition proposal, if the Special Committee concludes, upon the advice of its legal counsel, that the failure to engage in such discussions or negotiations would be inconsistent with the Special Committee's (and the Board's) fiduciary duties to the Company's stockholders under applicable law.

     If the Company receives an acquisition proposal or any inquiry regarding the making of an acquisition proposal, including any request for information, the Company has agreed promptly to notify the Purchaser of that fact and to provide the Purchaser with the material terms and conditions of the acquisition proposal, inquiry or request and the identity of the person making the acquisition proposal, inquiry or request. In addition, the Company will, to the extent reasonably practicable, keep the Purchaser fully informed of the status and details of the acquisition proposal, inquiry or request.

     If the Company receives an acquisition proposal and prior to the purchase by the Purchaser of Common Shares pursuant to the Offer, the Special Committee determines in good faith, and upon the advice of its financial advisor and legal counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's stockholders under applicable law, the Special Committee may do either or both of the following: (x) withdraw or modify the Board of Directors' approval or recommendation of the Offer, the Merger or the Merger Agreement, and (y) terminate the Merger Agreement. However, the Company may only terminate the Merger Agreement if, after the Company has received the proposal and given the Purchaser at least two business days' prior notice that the Merger Agreement may terminate if the Purchaser does not increase the Offer Price to an amount at least as great as the amount per share the Company's stockholders would receive under the proposal or tender offer by the other person, (valuing non-cash consideration at its fair market value as determined by the Special Committee in good faith after consultation with its financial advisor) (A) the Purchaser does not increase the Offer Price to an amount at least as great as the amount per share the Company's stockholders would receive as a result of the proposal or tender offer by the other person without changing or modifying any other terms or conditions of the Merger Agreement, and (B) the Company has (1) paid the Purchaser $3,500,000 ($2,625,000 if the Merger Agreement is terminated before the Parent's Supervisory Board approves the Merger Agreement and the transactions contemplated by the Merger Agreement) and (2) reimbursed the Purchaser (or agreed in writing to reimburse the Purchaser) for reasonable expenses related to the transactions which are the subject of the Merger Agreement for which the Company receives reasonable supporting documentation; up to a maximum of $1,750,000 of expenses (or a maximum of $875,000 if the Merger Agreement is terminated before the Parent's Supervisory Board approves the Merger Agreement and the transactions contemplated by the Merger Agreement).

     The Merger Agreement. The following is a summary of certain provisions of the Merger Agreement. The summary is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed with the SEC as an exhibit to the Schedule 14D-1 relating to the Offer. The Merger Agreement may be examined and copies may be obtained at the place and in the manner set forth in
Section 8 of this Offer to Purchase.

     The Merger. The Merger Agreement requires that as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Purchaser will take all steps in its power (including voting its Common Shares) to cause the Purchaser to be merged with the Company, which will be the surviving corporation of the Merger (the "Surviving Corporation"). As a result of the Merger (i) the stockholder of the Purchaser will become the sole stockholder of the Company, and (ii) all the pre-Merger stockholders of the Company, other than the Purchaser, will receive cash equal to the Offer Price.

     Recommendation. The Merger Agreement states that the Company's Board of Directors (i) has determined that the Merger Agreement and the transactions contemplated by it are fair to and in the best interests of the Company and its stockholders and (ii) recommends that the Company's stockholders accept the Offer, tender their Shares in response to the Offer and adopt and approve the Merger Agreement and the Merger. The Board may withdraw, modify or amend its recommendation that the stockholders vote in favor of the Merger Agreement if its legal counsel advises the Board in writing that its failure to do so could reasonably be expected to be a breach of the directors' fiduciary duties under applicable law. Each of the directors and executive officers of the Company has indicated to the Company that he or she intends to tender and sell his or her Shares in response to the Offer, except that directors and executive officers whose sales might result in liability under Section 16(b) of the Exchange Act have agreed that if they do not tender and sell their Shares in response to the Offer, they intend to vote their Shares in favor of the Merger.

     Stock of the Company. At the effective date of the Merger, (a) each Common Share which is not owned by the Purchaser will become the right to receive $76.00 in cash, or any other price per share paid with regard to the Common Shares tendered in response to the Offer (which may not be less than $76.00 per share) and (b) each Share owned by the Purchaser (or by the Company or its subsidiaries) will be cancelled and no payment will be made with respect to those Shares.

     Stock of the Purchaser. At the effective date of the Merger, each share of common stock of the Purchaser which is outstanding immediately before the effective date of the Merger will be converted into and become one share of common stock of the Surviving Corporation. Therefore, the stockholder of the Purchaser will become the sole stockholder of the Company.

     Company Option and Warrants. At the effective date of the Merger, each outstanding option or warrant issued by the Company will become the right to receive in cash (i) the amount, if any, by which the Offer Price exceeds the exercise price of the option or warrant, times (ii) the number of Common Shares issuable upon exercise of the option or warrant in full.

     Stockholder Vote Required to Approve Merger. Under the DGCL, the affirmative vote of holders of a majority of the outstanding Shares (including any Shares owned by the Purchaser) is required to approve the Merger. If the Purchaser acquires at least 90% of the outstanding shares, stockholder approval will not be required under Section 253 of the DGCL.

     Stockholders Meeting. If approval by the Company's stockholders is required in order to consummate the Merger, the Company will hold a special meeting of its stockholders as soon as practicable after the Expiration Time for the purpose of adopting the Merger Agreement and approving the Merger.

     Conditions to the Merger. The respective obligations of the Company and the Purchaser to carry out the Merger are subject to the following conditions:
(i) the approval of the Company's stockholders, if required by applicable law or by the rules of the American Stock Exchange (if they are applicable); (ii) no order will have been entered by any court or governmental authority and be in force which materially restricts, prevents or prohibits consummation of the Merger or restrains the Company or the Purchaser from completing the transactions contemplated by the Merger Agreement; (iii) any applicable waiting period under the HSR Act shall have expired or been terminated, and no action shall have been instituted by the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission challenging or seeking to enjoin the consummation of the Merger, which action shall not have been withdrawn or terminated; (iv) the Parent's Supervisory Board shall have approved the Merger Agreement and the transactions contemplated by the Merger Agreement not later than March 15, 1999; and (v) the Purchaser or its affiliates shall have purchased all the Shares which are properly tendered in response to the Offer and not withdrawn.

     Termination of the Merger Agreement. The Merger Agreement may be terminated at any time prior to the effective date of the Merger, whether before or after approval of the terms of the Merger Agreement by the stockholders of the Company:

          (1) by mutual consent of the Company (acting through the Special Committee) and the Purchaser;

          (2) by the Purchaser, before the purchase of Shares pursuant to the Offer, upon a material breach of any covenant or agreement on the part of the Company set forth in the Merger Agreement which has not been cured, or if any representation or warranty of the Company shall have become untrue in any material respect, in either case such that such breach or untruth is incapable of being cured prior to May 31, 1999;

          (3) by the Company, before the purchase of Shares by the Purchaser pursuant to the Offer, upon a material breach of any covenant or agreement on the part of the Purchaser set forth in the Merger Agreement which has not been cured, or if any representation or warranty of the Company or the

     Purchaser shall have become untrue in any material respect, in either case such that such breach or untruth is incapable of being cured prior to May 31, 1999;

          (4) by either the Purchaser or the Company, if any permanent injunction, order, decree, ruling or other action by any governmental entity preventing the consummation of the Merger shall have become final and nonappealable;

          (5) by either the Purchaser or the Company, if the Expiration Time is later than May 31, 1999 (provided that such right to terminate the Merger Agreement shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in the failure of the Effective Time to occur on or before such date);

          (6) by the Purchaser if: (a) the Board of Directors of the Company (acting through the Special Committee) shall withdraw, modify or change its recommendation so that it is not in favor of the Merger Agreement or the Merger (or shall have resolved to do any of the foregoing); or (b) the Board of Directors of the Company (acting through the Special Committee) shall have recommended or resolved to recommend to its stockholders an acquisition proposal from someone other than the Purchaser;

          (7) by the Company, if (a) the Company receives a Superior Proposal (as defined below) (b) the Company notifies the Purchaser that the Company has received a Superior Proposal, stating in the notice (A) the material terms of the Superior Proposal, including the amount per Share the Company's stockholders will receive per Common Share (valuing any non-cash consideration at what the Company's Special Committee determines in good faith, after consultation with its independent financial advisor, to be the fair value of the non-cash consideration) and (B) that, unless the Purchaser increases the Offer Price to an amount at least as great as the amount per Share the Company's stockholders would receive as a result of the Superior Proposal, the Company may terminate the Merger Agreement, (c) the Purchaser does not, by 5:00 p.m., New York City time, on the second business day after the day on which the Company notifies the Purchaser of the Superior Proposal, increase the Offer Price to an amount at least as great as the amount per Share the Company's stockholders would receive as a result of the Superior Proposal, as set forth in the notice from the Company, without changing or modifying any other of the terms and conditions of the Merger Agreement and (d) the Company has paid the Purchaser the sums (including reimbursement of expenses), and delivered to the Purchaser the agreement regarding further reimbursement of expenses, described above. A Superior Proposal is an acquisition proposal or unsolicited tender offer which (1) would result in the Company's stockholders receiving an amount per Share which is greater than the Offer Price, (2) is not subject to the outcome of a due diligence review of the Company's business or financial condition, (3) is not subject to a financing contingency and is from a potential acquiror which the Special Committee reasonably concludes, based upon advice of its financial advisor, is capable of consummating the acquisition proposal or, if it is subject to a financing contingency, the Special Committee concludes, based on advice of its financial advisor, it is reasonably likely that the financing contingency will be fulfilled and (4) the Special Committee determines in good faith, after consultation with its financial advisor, to be more favorable to the Company's stockholders than the Offer and Merger contemplated by the Merger Agreement;

          (8) by either the Company (acting through the Special Committee) or the Purchaser, if the Supervisory Board of the Parent shall not have approved the Merger and the transactions contemplated by the Merger Agreement by March 15, 1999;

          (9) by the Company, if the Purchaser shall have terminated the Offer, or the Offer shall have expired, without the Purchaser purchasing any Common Shares pursuant thereto, provided that the Company may not terminate the Merger Agreement if the Company is in material breach of the Merger Agreement; and

          (10) by the Company, if the Parent's Executive Board shall have withdrawn or negatively modified its recommendation to the Parent's Supervisory Board that it approve the transactions which are the subject of the Merger Agreement.

     Effect of Termination of the Merger Agreement. If the Merger Agreement is terminated, neither the Company nor the Purchaser will be required to complete the Merger. Termination of the Merger Agreement will not relieve either party of liability for any breach of the Merger Agreement which occurs before the Merger Agreement is terminated. If the Merger Agreement is terminated after the Purchaser purchases Shares tendered in response to the Offer, but before the effective date of the Merger, the termination will not affect the provisions of the Merger Agreement relating to the Offer.

     Acquisition Proposals. The Merger Agreement contains prohibitions against the Company's soliciting, or authorizing its officers, directors, employees or agents to solicit, acquisition proposals, and regarding what the Company may do if it receives unsolicited acquisition proposals. See "Plans for the Company" above.

     Board of Directors. If the Merger is consummated, the directors of the Purchaser will be the directors of the Surviving Corporation.

     Officers. If the Merger is consummated, the officers of the Company will be the officers of the Surviving Corporation.

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties.

     Other provisions. The Merger Agreement also contains provisions (i) requiring the Company to operate its business in the ordinary course, including precluding the Company from issuing stock, precluding the Company from amending its certificate of incorporation or by-laws, precluding the Company from paying dividends (other than regular semi-annual dividends by subsidiaries of the Company to the Company and also to LAGS in the case of Hudson General LLC) or taking other steps regarding its stock, precluding the Company from taking any action with respect to its accounting policies or procedures, and precluding any action which would result in any of the representations or warranties or the Merger Agreement being untrue or in any of the conditions to the Merger set forth in the Merger Agreement not being satisfied until the Effective Time and
(ii) requiring the Purchaser (and the Surviving Corporation) to indemnify directors, officers, employees, fiduciaries and agents of the Company and its subsidiaries against liability rising out of their service as directors, officers, employees or agents of the Company or its subsidiaries, or of companies with regard to which they served as directors, officers, employees or agents at the request of the Company or its subsidiaries.

     Appraisal Rights. If the Merger is consummated, holders of Shares at the effective date of the Merger will have rights pursuant to the provisions of
Section 262 of the DGCL to dissent and demand appraisal of their Shares. Under
Section 262, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the Merger) and to receive payment of that fair value in cash, together with a fair rate of interest, if any. The statutory procedures include notifying the Company prior to the meeting at which the Company's stockholders vote on the Merger that the particular stockholder intends to exercise dissenter's rights and giving that stockholder's name and address. Any judicial determination of the fair value of Shares could be more or less than the price per Share to be paid in the Merger.

     The foregoing summary of Section 262 is not complete. A copy of Section 262 is reprinted as Schedule II to this Offer to Purchase. You should read Section 262 in its entirety if you are considering the possibility of seeking appraisal of your Shares.

     13. DIVIDENDS AND DISTRIBUTIONS. The Merger Agreement prohibits the Company from paying any dividends or making other distributions with regard to its stock or from issuing any Common Shares, until the effective date of the Merger (other than regular semi-annual dividends by subsidiaries of the Company to the Company and also to LAGS in the case of Hudson General LLC).

     14. CONDITIONS OF THE OFFER. Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) the Purchaser's rights to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the

Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares and may terminate the Offer if (i) any applicable waiting period under the HSR Act has not expired or terminated prior to the expiration of the Offer, (ii) the Minimum Condition has not been satisfied, or (iii) at any time on or after February 15, 1999 and before the time of acceptance of Shares for payment pursuant to the Offer, any of the following events shall occur:

          (a) the Supervisory Board of the Parent does not approve the Merger Agreement, the Offer and the Merger by March 15, 1999;

          (b) any statute, rule, regulation, order or injunction enacted, promulgated, entered or enforced by any national or state government or governmental authority or by any United States court of competent jurisdiction, which (i) prohibits, or imposes any material limitations on, the Purchaser's or its parent's ownership or operation of all or a material portion of the Company's businesses or assets, (ii) prohibits, or makes illegal the acceptance for payment, payment for or purchase of Shares or the consummation of the Offer or the Merger, (iii) results in a material delay in or restricts the ability of the Purchaser, or renders the Purchaser unable, to accept for payment, pay for or purchase some or all of the tendered Shares, or (iv) imposes material limitations on the ability of the Purchaser or its parent effectively to exercise full rights of ownership of the tendered Shares, including, without limitation, the right to vote the tendered Shares purchased by it on all matters properly presented to the Company's stockholders, provided that the Purchaser shall have used all reasonable efforts to cause any such judgment, order or injunction to be vacated or lifted; provided further that the condition specified in this paragraph (b) shall not be deemed to exist by reason of any court proceeding pending on the date of the Merger Agreement and known to the Purchaser, unless in the reasonable judgment of its parents there is any material adverse development in any such proceeding after the date of the Merger Agreement, or before the date of the Merger Agreement if not known to the Purchaser on the date of the Merger Agreement, which would result in any of the consequences referred to in clauses (i) through (iv) above;

          (c) the representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct in any material respect as of the date of consummation of the Offer as though made on or as of such date or the Company shall have breached or failed in any material respect to perform or comply with any material obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it except, in each case, (i) for changes specifically permitted by the Merger Agreement and (ii) (A) those representations and warranties that address matters only as of a particular date which are true and correct as of such date or (B) where the failure of such representations and warranties to be true and correct, or the performance or compliance with such obligations, agreements or covenants, do not, individually or in the aggregate, have a material adverse effect on the Company and its subsidiaries, taken as a whole;

          (d) the Company shall have entered into a definitive agreement or agreement in principle with any person with respect to an Acquisition Proposal or similar business combination with the Company;

          (e) the Merger Agreement has been terminated in accordance with its terms; or

          (f) the Board of Directors or the Special Committee of the Company has withdrawn or modified in a manner adverse to the Purchaser the Board's approval or recommendation of the Offer or the Merger.

     The conditions set forth above are for the sole benefit of the Purchaser, and may be waived by the Purchaser, in whole or in part (with the exception of the Minimum Condition which may only waived with the consent of the Company). Any delay by the Purchaser in exercising the right to terminate the Offer because any of the conditions are not fulfilled will not be deemed a waiver of its right to do so.

     15.  CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.

     General. Except as otherwise disclosed in this Offer to Purchase, based on the Company's representations and warranties in the Merger Agreement and a review of publicly available filings by the Company with the SEC, the Purchaser is not aware of (i) any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Shares by the Purchaser pursuant to the Offer or by the Merger or (ii) any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required for the Purchaser to acquire and own Shares.

     Required Approvals. Hudson General LLC has permits from certain governmental authorities to provide ground services at a number of airports. The Company and Hudson General LLC may need approval to continue those permits after a change of control of the Company.

     Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. The Purchaser believes, however, that Rule 13e-3 will not be applicable to the Merger. Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

     Antitrust Compliance. The Company and the Parent are required to make a filing with the United States Federal Trade Commission under the HSR Act. The HSR Act requires that, before an acquisition involving companies which exceed specified sizes can take place, information must be provided to the United States Federal Trade Commission and to the Antitrust Division of the United States Department of Justice, and specified waiting periods must expire or be terminated by the United States Federal Trade Commission or the Antitrust Division of the United States Department of Justice.

     State Takeover Statutes. The Company is incorporated under the laws of Delaware. Section 203 of the DGCL limits ability of a Delaware corporation to engage in business combinations with "interested stockholders" (defined generally as any beneficial owner of 15% or more of the outstanding voting stock of the corporation) unless, among other things, the corporation's board of directors has given its prior approval to either the business combination or the transaction which resulted in the stockholder becoming an "interested stockholder." Prior to the execution of the Merger Agreement, the Company's Board of Directors approved the Offer and the Merger, and, therefore, Section 203 of the DGCL is inapplicable to the Purchaser's acquiring Shares through the Offer and the Merger.

     A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law, and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

     16. FEES AND EXPENSES. Except as set forth below, neither the Purchaser nor Parent will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

     The Purchaser has retained Morrow & Co., Inc. to act as the Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, facsimile, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners of Shares. The Information Agent will receive reasonable and customary compensation together with reimbursement for its reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.

     In addition, the Purchaser has retained The Bank of New York as the Depositary. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses. Brokers, dealers, commercial banks and trust companies will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering material to their customers.

     17. MISCELLANEOUS. The Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action or pursuant to any state statute. If the Purchaser becomes aware of any state statute prohibiting the making of the Offer or the acceptance of the Shares which are tendered in response to the Offer, the Purchaser will make a good faith effort to comply with that state statute. If, after a good faith effort the Purchaser cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER WHICH IS NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, THAT INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

     The Parent, GlobeGround and the Purchaser have filed with the SEC a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, containing additional information with respect to the Offer, and the Parent, GlobeGround or the Purchaser may file amendments to the Schedule 14D-1. The Schedule 14D-1 and any amendments to it, including exhibits, may be inspected at, and copies may be obtained from, the places described in Section 8 (except that they will not be available at the regional offices of the SEC).

                                          GLGR ACQUISITION CORPORATION

February 19, 1999

                                   SCHEDULE I

           CERTAIN INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
             OFFICERS OF THE PARENT, GLOBEGROUND AND THE PURCHASER

     1. DIRECTORS AND EXECUTIVE OFFICERS OF THE PARENT. Set forth below is the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of the directors and executive officers of the Parent. The principal address of the Parent and, unless otherwise indicated below, the current business address or a business address to which communications can be sent, for each individual listed below is Von-Gablenz-Strasse 2-6, D-50679 Cologne, Federal Republic of Germany. Unless otherwise indicated, each such person is a citizen of Germany.

                                                       PRINCIPAL OCCUPATION OR EMPLOYMENT DURING PAST
NAME                                           FIVE YEARS, POSITIONS WITH THE PARENT AND CERTAIN DIRECTORSHIPS
----                                           ---------------------------------------------------------------
Dr. Klaus G. Schlede                           Dr. Schlede is the Chairman of the Supervisory Board.

Jan G. Stenberg                                Mr. Stenberg is a member of the Supervisory Board. He is also
                                               President and Chief Executive Officer of SAS Skandinavian
                                               Airlines System. Mr. Stenberg is a citizen of Sweden.

Berhard Walter                                 Mr. Walter is a member of the Supervisory Board. He is also
                                               Chairman of the Executive Board of Dresdner Bank AG, Frankfurt
                                               am Main.

Dr. Hans-Dietrich Winkhaus                     Dr. Winkhaus is a member of the Supervisory Board. He is also the Chairman of the Managing Board of Henkel KGaA, Dusseldorf.

Dr. Klaus Zumwinkel                            Dr. Zumwinkel is a member of the Supervisory Board. He is also
                                               Chairman of the Executive Board of Deutsche Post AG, Cologne.

Dr. Rolf E. Breuer                             Dr. Breuer is a member of the Supervisory Board. He is also
                                               Chairman of the Executive Board of Deutsche Bank AG, Frankfurt
                                               am Main.

Dr. Otto Graf Lambsdorff                       Dr. Lambsdorff is a member of the Supervisory Board. He is also
                                               President of Deutsche Schutzvereinigung fur Wertpapierbesitz
                                               e.V., Bad Munstereifel.

Ulrich Hartman                                 Mr. Hartmann is a member of the Supervisory Board. He is also a member of the Executive Board of VEBA AG, Dusseldorf.

Franz Ludwig Neubauer                          Mr. Neubauer is a member of the Supervisory Board. Mr. Neubauer was formerly Chairman of the Executive Board of Bayerische
                                               Landesbank Girozentrale, Stephanskirchen.

Dr. Wolfgang Peiner                            Dr. Peiner is a member of the Supervisory Board. He is also
                                               Chairman of the Executive Board of each of Parion OHG and
                                               Parion Finanzholding AG, Cologne.

Herbert Mai                                    Mr. Mai is an employee representative on the Supervisory Board.
                                               He is also Chairman of the Union of Public Services and
                                               Transport Employees (OTV).

                                                       PRINCIPAL OCCUPATION OR EMPLOYMENT DURING PAST
NAME                                           FIVE YEARS, POSITIONS WITH THE PARENT AND CERTAIN DIRECTORSHIPS
----                                           ---------------------------------------------------------------
Peter Geisinger                                Mr. Geisinger is an employee representative on the Supervisory
                                               Board. He is currently employed as a pilot by Lufthansa German
                                               Airlines.

Holger Hagge                                   Mr. Hagge is an employee representative on the Supervisory
                                               Board. He is currently employed as a lathe operator.

Andreas HeSS                                   Mr. HeSS is an employee representative on the Supervisory
                                               Board. He also works for the Union of Public Services and
                                               Transport Employees (OTV).

Roland Issen                                   Mr. Issen is an employee representative on the Supervisory
                                               Board. He is also the Head of the German Union of Salaried
                                               Employees (DAG).

Franz-Eduard Macht                             Mr. Macht is an employee representative on the Supervisory
                                               Board. He is currently a member of Luthansa's office staff.

Ingo Marowsky                                  Mr. Marowsky is an employee representative on the Supervisory
                                               Board. He is currently employed as a flight attendant by
                                               Lufthansa German Airlines.

Patricia Windaus                               Ms. Windaus is an employee representative on the Supervisory
                                               Board. She is currently employed as a flight attendant by
                                               Lufthansa German Airlines.

Dr. Michael Wollstadt                          Dr. Wollstadt is an employee representative on the Supervisory
                                               Board.

Richard Bornheimer                             Mr. Bornheimer is an employee representative on the Supervisory
                                               Board. He is currently employed as an automobile mechanic.

Dipl-Ing., Jurgen Weber                        Dipl.-Ing. Jurgen Weber is the Chairman of the Executive Board,
                                               a position he has held since 1991. Dipl-Ing. Weber joined the
                                               Parent's engineering division in 1967 and has held various executive positions with the Parent since that date.

Dr. Karl-Ludwig Kley                           Dr. Kley is a member of the Executive Board and the Chief
                                               Financial Officer. Dr. Kley joined the Parent in 1998. Dr. Kley is also a director of Bayer AG, Leverkusen, Germany where he is responsible for finance and investor relations. From 1994 to
                                               1997, he was general manager of Pharma Co. in Milan, a
                                               subsidiary of Bayer AG.

Dr. Heiko Lange                                Dr. Lange is a member of the Executive Board and Chief
                                               Executive, Human Resources. Dr. Lange is a member of the
                                               Executive Board of Lufthansa's Employer's Association and is
                                               also President of the (worldwide) Airlines Personnel Directors'
                                               Conference and Chairman of the Board of the German Association
                                               of Personnel Management.

     2. DIRECTORS AND EXECUTIVE OFFICERS OF GLOBEGROUND. Set forth below is the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of the directors and executive officers of GlobeGround. The principal address of GlobeGround and, unless otherwise indicated below, the current business address for each individual listed below is Lufthansa-Basis, Geb. 357, D-60546 Frankfurt am Main, Germany. Unless otherwise indicated, each such person is a citizen of Germany.

                                                PRINCIPAL OCCUPATION OR EMPLOYMENT DURING PAST FIVE YEARS,
NAME                                               POSITIONS WITH GLOBEGROUND AND CERTAIN DIRECTORSHIPS
----                                            ----------------------------------------------------------
Dr. Karl-Friedrich Rausch                       Dr. Rausch is a member of the Executive Board and has been the Executive Vice President, Product Development and
                                                Service of Lufthansa German Airlines since April 1997. Dr.
                                                Rausch has been employed by the Lufthansa Group since
                                                April 1985.

Werner Schoemig                                 Mr. Schoemig is a member of the Executive Board. He has
                                                been employed by the Lufthansa Group since January 1971
                                                and has been Senior Vice President, Subsidiaries and
                                                Economic Operation of Lufthansa German Airlines since
                                                1993.

Karl-Heinz Koepfle                              Mr. Koepfle is a member of the Executive Board. He has
                                                been employed by the Lufthansa Group since September 1968
                                                and in 1997 was appointed Managing Director of Lufthansa
                                                CityLine GmbH.

Marc Bamberger                                  Mr. Bamberger is a member of the Executive Board. He has
                                                been employed by the Lufthansa Group since April 1989.

Stefan Pichler                                  Mr. Pichler is a member of the Executive Board and has
                                                been Executive Vice President, Sales for Lufthansa German
                                                Airlines since April 1997. He has been employed by the
                                                Lufthansa Group since January 1989. Mr. Pichler is also
                                                Chairman of the Supervisory Boards of the Federal
                                                Association of the German Tourism Industry, Lufthansa
                                                CityCenter Reiseburopartner GmbH, Lufthansa Partner Tours
                                                GmbH, C&N Touristic AG and Lufthansa Airplus Servicekarten
                                                GmbH. Mr. Pichler is also a director of the German Tourism
                                                Board (DZT) and the Willy Scharnow Foundation.

Werner Schuessler                               Mr. Schuessler is a member of the Executive Board. He has
                                                been employed by the Lufthansa Group since January 1971
                                                and since December, 1998 has been Vice President, Ground
                                                Operations of Lufthansa Cargo AG.

Peter Bluth                                     Mr. Bluth is the President and Chief Executive Officer of
                                                GlobeGround. Mr. Bluth joined Lufthansa German Airlines in
                                                1970. He has been a Managing Director of GlobeGround since
                                                1990. Mr. Bluth is also a member of the Board of Directors of Hudson General LLC.

Wilhelm Werner Dresser                          Mr. Dresser is a Managing Director of GlobeGround. He has
                                                been employed by the Lufthansa Group since 1964.

     3. DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER. Set forth below is the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of Purchaser. The principal address of Purchaser and, unless otherwise indicated below, the current business address for each individual listed below is 1640 Hempstead Turnpike, East Meadow, New York 11554. Unless otherwise indicated, such person is a citizen of the United States.

                                                PRINCIPAL OCCUPATION OR EMPLOYMENT DURING PAST FIVE YEARS,
NAME                                              POSITIONS WITH THE PURCHASER AND CERTAIN DIRECTORSHIPS
----                                            ----------------------------------------------------------
Peter Bluth                                     Mr. Bluth is a director, the President and the Treasurer.
                                                Mr. Bluth's business address and biographical information
                                                is set forth above. Mr. Bluth is a citizen of Germany.
Arthur Molins                                   Mr. Molins is a director, the Vice President and the
                                                Secretary. He has been employed by the Lufthansa Group
                                                since June 1982 as the General Counsel for North America.
                                                Mr. Molins is also a member of the Board of Directors of
                                                Hudson General LLC.

                                  SCHEDULE II

              SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

     262 APPRAISAL RIGHTS. -- (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec.228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholders' shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec.251 (other than a merger effected pursuant to sec.251(g) of this title), sec.252, sec.254, sec.257, sec.258, sec.263 or sec.264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec.251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec.251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec.253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

          (d) Appraisal rights shall be perfected as follows:

             (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

             (2) If the merger or consolidation was approved pursuant to sec.228 or sec.253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

          (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and
     (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

          (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

          (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitle to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

          (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

          (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

          (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

          (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection
     (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

          (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

     Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of the Company or the stockholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

                        The Depositary for the Offer is:

                              THE BANK OF NEW YORK

           BY MAIL:                FACSIMILE TRANSMISSION:      BY HAND OR OVERNIGHT COURIER:
 Tender & Exchange Department     (for Eligible Institutions     Tender & Exchange Department
        P.O. Box 11248                      Only)                     101 Barclay Street
    Church Street Station               (212) 815-6213            Receive and Deliver Window
New York, New York 10286-1248                                      New York, New York 10286
                                For Confirmation By Telephone:
                                        (800) 507-9357

     Any questions or requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone numbers and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                           [MORROW & CO., INC. LOGO]
                           445 Park Avenue, 5th Floor
                            New York, New York 10022
                            Toll Free (800) 566-9061
                          Call Collect (212) 754-8000

                     Banks and Brokerage Firms Please Call:
                                 (800) 662-5200